SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                    RYANAIR SOARS WITH 40M PASSENGER RECORD
                               AT LONDON STANSTED

Ryanair, Europe's No.1 low fares airline, today (19th Nov 03) confirms that in November 03, Ryanair will have carried 40 Million passengers at London Stansted airport, since Ryanair began flying to/from Stansted in 1989.

New Ryanair passenger records will also be set all over Europe during the month, including:

   -  4.1 Million passengers at Brussels Charleroi since 1998
   -  2.5 Million passengers at Paris-Beauvais since flight began in 1997
   -  1.5 Million passengers at Milan-Bergamo, where a new base opened Feb 03.

Commenting on today's announcement, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Since Ryanair began flying over 70 Million passengers have saved EUR700M with Ryanair's low fares. This month we are reaching new landmark records, with 60 Million passengers in UK having saved with Ryanair's low fares, 40+ million passengers in Ireland, 7.5 million in Scotland, and 1 million in Spain - where we have only been flying for less than 1 year.

Last month, Ryanair yet again carried over 2.0 Million passengers on almost 15,000 scheduled flights, confirming that Ryanair is the No.1 airline in Europe for low fares, punctuality and customer service."

Ends          19th November 2003
For further information:

Paul Fitzsimmons           Ryanair
Pauline McAlester          Murray Consultants
Tel: 00 353 1 812 1228     Tel: 00 353 1 4980 300




END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 November 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director